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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

MATERIAL FACT

Embraer S.A. ("Embraer" or the "Company") informs its shareholders and the market in general that José Antonio de Almeida Filippo has resigned from the position of Executive Vice President Finance and Investor Relations, effective  April 17, 2018, to pursue new professional projects.

The Board of Directors of the Company elected today Nelson Krahenbuhl Salgado, as an interim measure, for the position of Executive Vice President Finance and Investor Relations, replacing Filippo. Nelson will also accumulate his current institutional relations duties.

Nelson holds bachelor’s, master’s and doctorate degrees in engineering and has an MBA in business management from Fundação Getúlio Vargas. He has been with Embraer for 30 years, having started his career in the engineering department. He has occupied several executive positions for corporate functions, many of them in the financial area. Currently, Nelson is responsible for institutional relations and corporate communications activities.

Filippo, as an Executive Officer without specific designation, will assist management transition of the financial and investor relations area until May 11, 2018.

The Board of Directors acknowledges the significant contributions made by Filippo to the Company, wishing him success in his new professional challenges.

São Paulo, April 17, 2018.

José Antonio de Almeida Filippo

Executive Vice President

CFO & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer